UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Commission File Number 0-27029

FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

rStar Corporation
Full Name of Registrant

ZapMe! Corporation
Former Name if Applicable

1560 Sawgrass Corporate Parkway, Suite 200
Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Inapplicable

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

rStar Corporation (the “Company”) was engaged in a series of previously announced complex transactions including an acquisition of StarBand Latin America (Holland) B.V. (“StarBand”) (the “Acquisition”) and an exchange offer for some of its shares of common stock.  As a result of these transactions, new Board of Directors took office in the third quarter.  Additionally, as announced in the Form 8-K filed by the Company on October 16, 2002, the Company dismissed Grant Thornton LLP as its independent accountants and engaged Ernst & Young LLP.  The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company.

The Company’s quarterly report on Form 10-Q for the period ended September 30, 2002, could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report.  Such inability could not have been eliminated by the Company without unreasonable effort or expense.  The Company intends to file the Form 10-Q for the period ended September 30, 2002 promptly after its new Board of Directors and new executive officers complete their review of the Form 10-Q and in any event by November 19, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lior Kadosh	(954)	858-1600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Acquisition, as described above, has been accounted for as a combination between entities under common control and in accordance with APB 16 the financial statements are to be presented similarly to a pooling of interest. Therefore, rStar's historical financial statements are being restated to include the consolidated financial position, results of operations and cash flows of StarBand for all periods presented. The Company is in the process of determining the exact scope of the changes and anticipates completing this process in the near future.

rStar Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2002	By	/s/ Lior Kadosh
Lior Kadosh
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).